

February 23, 2015

Via Email
Mr. Steven Rossi
Chief Executive Officer
Franchise Holdings International, Inc.
1895 Clements Rd., Suite 155
Pickering, Ontario, Canada M1P 4Y9

>   **Re: Franchise Holdings International, Inc.**
>   **Form PRE 14C**
>   **Filed January 26, 2015**
>   **File No. 000-27631**

Dear Mr. Rossi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Additional Information, page 4

Voting Securities; Beneficial Ownership of the Company's Common Stock, page 4

2. Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. In this regard, we note your disclosure on page 8 that "[i]n due course, Truxmart may be merged into the Company

(or vice versa) and, thereafter, carry on the business activities of Truxmart." If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Please refer to Note A to Schedule 14A.

3. We note your disclosure that "additional common shares (aggregating _____) are expected to be issued to certain investors who prospectively supported the acquisition of the Company as the vehicle for carrying on the Truxmart business operations as a publicly traded company (through the Company)." Please clarify the type of support provided to you and the amount of shares expected to be issued to the supporting investors.

4. We note your disclosure that Truxmart Ltd. is beneficial owner of 2,300,000 of your shares. Please reconcile this disclosure with your statement on page 2 of this filing that Truxmart Ltd. is your wholly-owned subsidiary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

Cc: Matthew McMurdo, Esq.